FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 24TH, 2020

1.         DATE, TIME AND PLACE: on March 24, 2020, at 09:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call was duly done by the agreement of all members. All the members of the Company's Board of Directors were present, namely, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Franck-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.         AGENDA: (i) Analysis and deliberation on the proposed investment plan for the fiscal year 2020 and the capital budget; (ii) Analysis and deliberation on the proposal for the allocation of the results for the year ended December 31, 2019; (iii) Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market due to the Company's Ordinary and Extraordinary Shareholders' Meetings, pursuant to CVM Instructions 480/481; (iv) Analysis and deliberation on the amendment of articles 4 and 22 of the Company's Bylaws and consolidation of the Bylaws; and (v) Analysis and deliberation on the proposal for the global amount of remuneration to be paid to the Company's managers in fiscal year 2020, including members of the Fiscal Council, if installed; (vi) Analysis and recommendation on the management's proposal for the issue of shares under the Company's stock option program and the respective capital increase.

5.         RESOLUTIONS: As the meeting started Messrs. examined the items on the Agenda and took the following resolutions, unanimously and without reservations:

5.1         Analysis and deliberation on the investment plan and capital budget proposal: after discussions and clarification that there will be no capital budget for the year 2020, the Members of the Board of Directors resolved, unanimously and without any reservations , and based on the recommendation of the Financial Committee, to approve the proposal of the management of the Investment Plan for Multivarejo, GPA Malls, Assaí and Group Êxito for the fiscal year 2020, in the amount of R$ 1.5 billion, net of fixed asset sales, for (i) conversion, opening and renovation of stores; (ii) IT infrastructure, logistics and other efficiency improvement projects; (iii) innovation and digital transformation and (iv) real estate.

5.2         Analysis and deliberation on the proposal for the allocation of the results for the year ended December 31, 2019: considering that, in a meeting of the Board of Directors of the Company held on February 19, 2020, the management accounts were duly analyzed, as well as deliberated the approval of the Management Report and the Company's Financial Statements for the fiscal year ended December 31, 2019, the Members of the Board of Directors resolved, unanimously and without any reservations, and based on the Committee's recommendation Financial, to approve the management proposal to be sent to the shareholders 'resolution at the Company's Annual and Extraordinary Shareholders' Meetings to be held on April 23, 2020 (“Meetings”) for: (a) allocation of the Company's net income for the year ended on December 31, 2019, in the amount of R$ 790,213,253.57, as follows: (a.1) R $ 39,510,662.68 allocated to the legal reserve account, pursuant to article 193 of Law 6,404/1976; (a.2) R$ 187,675,647.72 destined to the distribution of minimum mandatory dividends, of which R$ 155,869,933.33 will be allocated to the payment of dividends referring to the 2nd, 3rd and 4th quarters of fiscal year 2019, within 60 days of the date of the Meeting that decides on the subject and the gross amount of R$ 36,737,525.34 was allocated as interest on net equity related to the 1st quarter of 2019 (being the value of R$ 31,805,714.39 the net amount effectively distributed after the deduction of the withholding income tax), which was already paid on 08/16/2019, as resolution of the Board of Directors taken on 06/24/2019; and (a.3) R$ 558,095,132.22 allocated to the Expansion Reserve account, provided for in article 36, 92 ° of the Company's Bylaws;

5.3         Analysis and deliberation on items 10 and 13 of the Reference Form, to be disclosed to the market, as set out in the management proposal to be sent to shareholders for deliberation at the Meetings, pursuant to CVM Instructions 480/481: After analysis and discussions , the members of the Board of Directors unanimously and unreservedly resolved on items 10 and 13 of the Reference Form, in accordance with the Financial Committee's favorable recommendation on item 10 and the Human Resources and Compensation Committee's favorable recommendation on to item 13;

5.4         Analysis and deliberation on the amendment of articles 4 and 22 of the Company's Bylaws and consolidation of the Bylaws, as set out in the management proposal to be submitted to shareholders' resolutions at the Meetings: the members of the Board of Directors unanimously decided and without reservations, by the amendment of articles 4 and 22 of the Company's Bylaws and consolidation of the Bylaws according to the Management Proposal;

5.5         Analysis and deliberation on the proposal for the global amount of remuneration to be paid to the Company's managers in fiscal year 2020, including members of the Fiscal Council, if installed, as set out in the management proposal to be sent to shareholders for deliberation at the Meetings: the Messrs. Members of the Board of Directors, by unanimous vote and without any reservations, and based on the favorable recommendation of the Human Resources and Remuneration Committee, resolved on the management proposal regarding the global amount of compensation for the year 2020 , to be paid to the Company's Statutory Executive Board, Board of Directors and Fiscal Council, if installed, to be submitted to the Company's General Shareholders' Meeting, in the amount of up to R$ 142,066,556.11.

5.6         Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B4, B5 and B6 of the Compensation Plan, and to Series C4, C5 and C6 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 342,173.47 (three hundred and forty-two thousand, one hundred and seventy-three reais and forty-seven cents), by issuance of 10,521 (ten thousand, five hundred and twenty-one) common shares, whereas:

(i)                      2,505 (two thousand, five hundred and five) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 25.05 (twenty five reais and five centavos), due to the exercise of options from Series B4;

(ii)                    3,455 (three thousand, four hundred and fifty-five) common shares, at the issuance rate of R$ 56.78 (fifty-six reais seventy-eight centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 196,174.90 (one hundred and ninety-six thousand, one hundred and seventy-four reais and ninety centavos), due to the exercise of options from Series C4;

(iii)                  2,080 (two thousand and eighty) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 20.80 (twenty reais and eighty centavos), due to the exercise of options from Series B5;

(iv)                  2,048 (two thousand and forty-eight) common shares, at the issuance rate of R$ 62.61 (sixty-two reais and sixty-one centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$128,225.28 (one hundred and twenty eight thousand, two hundred and twenty five reais and twenty eight centavos), due to the exercise of options from Series C5;

(v)                    182 (one hundred and eighty-two) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 1.82 (one real and eighty-two centavos), due to the exercise of options from Series B6; and

(vi)                  251 (two hundred and fifty-one) common shares, at the issuance rate of R$ 70.62 (seventy reais and sixty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 17,725.62 (seventeen thousand, seven hundred and twenty-five reais and sixty-two centavos), due to the exercise of options from Series C6.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 6,858,614,810.87 (six billion, eight hundred and fifty eight million, six hundred and fourteen thousand, eight hundred and ten reais and eighty seven centavos) to R$ 6,858,956,984.34 (six billion, eight hundred and fifty-eight million, nine hundred and fifty-six thousand, nine hundred and eighty-four reais and thirty-four centavos), fully subscribed and paid for, divided into 268,045,722 (two hundred and sixty eight million, forty-five thousand, seven hundred and twenty two) common shares with no par value. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item in the Agenda.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 24, 2020. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Franck-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 25, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.